Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞（開曼）有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

CONNECTED TRANSACTION

PROVISION OF FINANCIAL ASSISTANCE

THE LOAN EXTENSION AGREEMENT

On December 1, 2023, the Lender, an indirect wholly-owned subsidiary of the Company, entered into the Loan Extension Agreement with Zhongkuai Future City and Mr. Jilei WANG, pursuant to which the Lender agreed to continue to provide Zhongkuai Future City with the Loan in the principal amount of RMB500,000,000 for a term of 36 months, with Mr. Jilei WANG as guarantor.

HONG KONG LISTING RULES IMPLICATIONS

As Zhongkuai Future City is held as to approximately 57% by Mr. Meisong LAI (an executive Director and controlling shareholder of the Company) as of the date of this announcement, Zhongkuai Future City is an associate of Mr. Meisong LAI and thus a connected person of the Company. Mr. Jilei WANG, an executive Director, is also a connected person of the Company. Therefore, the entering into of the Loan Extension Agreement and the transactions contemplated thereunder constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules in the form of financial assistance.

As the highest applicable percentage ratio calculated pursuant to the Hong Kong Listing Rules in respect of the Loan Extension Agreement and the transactions contemplated thereunder is more than 0.1% but less than 5%, the Loan Extension Agreement and the transactions contemplated thereunder are subject to the reporting and announcement requirements but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

BACKGROUND

In December 2020, the Lender, an indirect wholly-owned subsidiary of the Company, Zhongkuai Future City and Mr. Jilei WANG entered into the Original Loan Agreement, pursuant to which the Lender provided the Original Loan in the amount of RMB500,000,000 to Zhongkuai Future City for a term of 36 months with Mr. Jilei WANG as guarantor. As the Original Loan Agreement was entered into before the Primary Conversion, the entering into of such agreement and transactions contemplated thereunder was not subject to the requirements under Chapter 14 and Chapter 14A of the Hong Kong Listing Rules at the time of the agreement.

After arm’s length negotiation, on December 1, 2023, the Lender, Zhongkuai Future City and Mr. Jilei WANG entered into the Loan Extension Agreement, pursuant to which the Lender agreed to continue to provide Zhongkuai Future City with the Loan in the principal amount of RMB500,000,000 for a term of 36 months, with Mr. Jilei WANG as guarantor.

PRINCIPAL TERMS OF THE LOAN EXTENSION AGREEMENT

The principal terms of the Loan Extension Agreement are set out below:

Date	:	December 1, 2023

Parties	:	(1) the Lender (as the lender);
(2) Zhongkuai Future City (as the borrower); and
(3) Mr. Jilei WANG (as the guarantor).

Principal Amount	:	RMB500,000,000

Term	:	A fixed term of 36 months, from December 4, 2023 to December 3, 2026

Interest Rate	:	The interest rate on the Loan is 5% per annum, which shall accrue from December 4, 2023. The interest amount shall be paid together with the repayment of the principal amount on the maturity date of the Loan (i.e., December 3, 2026).

Early repayment term	:	The principal amount of the Loan, together with all interest accrued, shall be repayable in full on the maturity date of the Loan. Zhongkuai Future City may repay the Loan early with prior notice to the Lender.

Guarantee:	:	Mr. Jilei WANG agreed to provide joint and several liability guarantee in favor of the Lender in respect of the obligations of Zhongkuai Future City under the Loan Extension Agreement for a term of two years from the due date of the Loan under the Loan Extension Agreement.

Default	:	If Zhongkuai Future City is in breach of the Loan Extension Agreement, the Lender is entitled to declare that all outstanding amount under the Loan Extension Agreement becomes due immediately, to request Zhongkuai Future City to pay all principal and interest due under the Loan Extension Agreement and to claim damages.

The Group will finance the Loan with the Group’s internal resources.

INFORMATION ON RELEVANT PARTIES

The Group

The Company was incorporated under the laws of Cayman Islands on April 8, 2015. The securities of the Company are dual-primary listed on the NYSE and the Hong Kong Stock Exchange. The Group is principally engaged in express delivery services in the PRC through a nationwide network partner model.

The Lender is an indirect wholly-owned subsidiary of the Company established under the laws of the PRC and principally engaged in the business of providing technical support and consulting services.

Zhongkuai Future City

Zhongkuai Future City is a company established under the laws of the PRC and is principally engaged in real estate development and operation. As at the date of this announcement, Zhongkuai Future City is held as to (i) approximately 57% by Mr. Meisong LAI, an executive Director and controlling shareholder of the Company, (ii) approximately 16% by Mr. Jianfa LAI, a substantial shareholder of ZTO Express Co. Ltd. (a consolidated affiliated entity of the Company), (iii) approximately 12% by Mr. Jilei WANG, an executive Director of the Company, (iv) approximately 10% by Mr. Jianchang LAI, a brother-in-law of Mr. Meisong LAI, and (v) approximately 5% by Mr. Zengqun ZHANG, a third party independent of the Company and its connected persons.

The Guarantor

Mr. Jilei WANG is an executive Director and is interested in approximately 6.93% of the Class A ordinary shares in issue as of the date of this announcement.

REASONS FOR AND BENEFITS OF THE LOAN EXTENSION AGREEMENT

The terms of the Loan Extension Agreement, including the interest rate applicable, were negotiated and arrived at after arm’s length negotiations among the parties, having taken into account the prevailing market interest rates in the PRC and practices. The Loan Extension Agreement was entered into by the Lender having regard to (i) the good financial position and the existing cash surplus of the Group; (ii) the interest income per annum to be generated by the transactions contemplated under the Loan Extension Agreement being more favorable than that offered by commercial banks in the PRC for fixed deposit for similar terms; (iii) the low credit risk of the Loan considering that Zhongkuai Future City is controlled by Mr. Meisong LAI, who is an executive Director and controlling shareholder of the Company and is interested in approximately 0.82% of the Class A ordinary shares and 100% of the Class B ordinary shares in issue (collectively representing approximately 77.34% of voting rights in the Shares) as of the date of this announcement, and (iv) the joint and several liability guarantee provided by Mr. Jilei WANG, who is an executive Director and is interested in approximately 6.93% of the Class A ordinary shares in issue as of the date of this announcement.

In view of the above, the Directors (including the independent non-executive Directors) consider that the terms of the Loan Extension Agreement have been made on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole. Although the provision of the Loan is not conducted in the ordinary and usual course of business of the Group, the Directors (including the independent non-executive Directors) are of the view that the provision of financial assistance to Zhongkuai Future City under the Loan Extension Agreement will enhance the Group’s utilization of surplus cash and generate a stable income for the Group.

HONG KONG LISTING RULES IMPLICATIONS

As Zhongkuai Future City is held as to approximately 57% by Mr. Meisong LAI (an executive Director and controlling shareholder of the Company) as of the date of this announcement, Zhongkuai Future City is an associate of Mr. Meisong LAI and thus a connected person of the Company. Mr. Jilei WANG, an executive Director, is also a connected person of the Company. Therefore, the entering into of the Loan Extension Agreement and the transactions contemplated thereunder constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules in the form of financial assistance.

As the highest applicable percentage ratio calculated pursuant to the Hong Kong Listing Rules in respect of the Loan Extension Agreement and the transactions contemplated thereunder is more than 0.1% but less than 5%, the Loan Extension Agreement and the transactions contemplated thereunder are subject to the reporting and announcement requirements but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Each of Mr. Meisong LAI (as the controlling shareholder of Zhongkuai Future City) and Mr. Jilei WANG (as equity holder of Zhongkuai Future City and the guarantor under the Loan Extension Agreement), is or may be perceived to have a material interest in the Loan Extension Agreement, and as a result has abstained from voting on the resolutions of the Board approving the Loan Extension Agreement. Other than the aforesaid Directors, no other Directors have a material interest in the Loan Extension Agreement or are required to abstain from voting on the resolutions of the Board approving the transactions under the Loan Extension Agreement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company’s general meeting

“Company”	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company, subsidiaries and consolidated affiliated entities from time to time

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended or supplemented from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Lender”	上海中通吉網絡技術有限公司(Shanghai Zhongtongji Network Technology Co., Ltd.), an indirect wholly-owned subsidiary of the Company

“Loan”	the loan in the principal amount of RMB500,000,000 provided by the Lender to Zhongkuai Future City under the Loan Extension Agreement

“Loan Extension Agreement”	the loan extension agreement dated December 1, 2023 entered into among the Lender as the lender, Zhongkuai Future City as the borrower and Mr. Jilei WANG as the guarantor

“NYSE”	New York Stock Exchange

“Original Loan”	the loan made by the Lender to Zhongkuai Future City in the principal amount of RMB500,000,000 pursuant to the terms of the Original Loan Agreement

“Original Loan Agreement”	the loan agreement entered into on December 3, 2020 among the Lender as the lender, Zhongkuai Future City as the borrower and Mr. Jilei WANG as the guarantor in respect of the Original Loan

“PRC”	the People’s Republic of China

“Primary Conversion”	the Company’s voluntary conversion of its secondary listing status in Hong Kong to dual primary listing on the Hong Kong Stock Exchange, which took effect on May 1, 2023

“RMB”	Renminbi, the lawful currency of China

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the holder(s) of the Share(s), where the context requires, ADSs

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“substantial shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“US$”	United States dollars, the lawful currency of the United States of America

“Zhongkuai Future City”	中快(桐廬)未來城產業發展有限公司(Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd.), a company established under the laws of the PRC

The English names of the PRC entities referred to in this announcement are translations from their Chinese names and are for identification purposes only.

By order of the Board ZTO Express (Cayman) Inc. Meisong LAI Chairman

Hong Kong, December 1, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Xudong CHEN as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.